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                              June 5, 2022

       Amy Tung
       Chief Financial Officer
       ATA Creativity Global
       c/o 1/F East Gate, Building No. 2, Jian Wai Soho,
       No. 39 Dong San Huan Zhong Road,
       Chao Yang District, Beijing 100022, China

                                                        Re: ATA Creativity
Global
                                                            Form 20-F for
Fiscal Year Ended December 31, 2020
                                                            Response dated May
2, 2022
                                                            File No. 001-33910

       Dear Ms. Tung:

              We have reviewed your May 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 26, 2022 letter.

       Response dated May 2, 2022

       General

   1. We note your response to comment 1, including "[i]f we are identified as a Commission-
                                                        Identified Issuer for
three consecutive years based on our annual reports for fiscal years
                                                        2021, 2022 and 2023,
the SEC would prohibit our securities from trading on a securities exchange or in the over
the counter trading market in the United States the earliest in early
                                                        2024. " Please revise
here, and elsewhere as appropriate, to acknowledge that you have been identified on the
Commission   s    Conclusive list of issuers identified under the
                                                        HFCAA    (available at
https://www.sec.gov/hfcaa) and revise to acknowledge that under the Accelerating
Holding Foreign Companies Accountable Act, the prohibition would be the earliest in early
2023.
 Amy Tung
ATA Creativity Global
June 5, 2022
Page 2
2. We note your response to comment 3. Please revise the Key Information section to also include appropriate cross-references to the Summary of Risk Factors section.
3. In an appropriate place in your annual report, for example, in your risk factor where you discuss service of process, please name the directors, officers, or members of senior management located in the PRC/Hong Kong and include a separate "Enforceability"
      section that addresses whether or not investors may being actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United
      States.
4.    We note that you define    China,       Chinese,    and    PRC    to
exclude Taiwan and the
      Special Administrative Regions of Hong Kong and Macau. Please revise your definition to remove such exclusions.
Form 20-F for the Fiscal Year Ended December 31, 2021

Our Corporate Structure, page 4

5. We note from your response dated February 22, 2022 that an entity named Beijing Miusi
      Education Co., Ltd. is included within the diagram however it is not included within the diagram here. Please advise.
       You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,
FirstName LastNameAmy Tung
                                                            Division of
Corporation Finance
Comapany NameATA Creativity Global
                                                            Office of Trade &
Services
June 5, 2022 Page 2
cc:       Ning Zhang
FirstName LastName